UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYOCOR, INC.

(Name of subject company (Issuer))

BOSTON SCIENTIFIC CORPORATION
BOSTON SCIENTIFIC SCIMED, INC.

PADRES ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	229016100
(Title of classes of securities)	(CUSIP number of common stock)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

(508) 650-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 17,657,381.70	$ 693.94

(1)    Estimated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, for purposes of calculating the filing fee only. The Transaction Valuation has been derived by multiplying $1.35 (the purchase price per share offered by the Offeror) by the sum of (i) 12,785,733, which number equaled, as of April 29, 2008, the number of shares of issued and outstanding common stock, $0.001 par value per share (the “Common Stock”), of the Issuer not owned by Boston Scientific Scimed, Inc., a wholly owned subsidiary of Boston Scientific Corporation, plus (ii) 293,809, which number equaled, as of April 29, 2008, the number of shares of Common Stock subject to issuance upon exercise of outstanding stock options that have a per share exercise price that is less than $1.35.

(2)              The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00003930.

☒                Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount			Boston Scientific Corporation,
Previously Paid:	$693.94	Filing Party:	Boston Scientific Scimed, Inc. and Padres
			Acquisition Corp.

Form of
Registration No.:	Schedule TO	Date Filed:	April 29, 2008

☐                       Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1

☐            issuer tender offer subject to Rule 13e-4

☐            going private transaction subject to Rule 13e-3

☒   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

1.	Names of Reporting Persons Boston Scientific Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,756,731*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,756,731*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,756,731*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

*Boston Scientific Scimed, Inc. (“BSS”) is a wholly-owned subsidiary of Boston Scientific Corporation.  Pursuant to the consummation of the Offer and the Merger described in the Offer to Purchase (as defined below), BSS became the sole stockholder of CryoCor, Inc. on May 28, 2008.

1.	Names of Reporting Persons Boston Scientific Scimed, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,756,731*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,756,731*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,756,731*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

*Boston Scientific Scimed, Inc. (“BSS”) is a wholly-owned subsidiary of Boston Scientific Corporation.  Pursuant to the consummation of the Offer and the Merger described in the Offer to Purchase (as defined below), BSS became the sole stockholder of CryoCor, Inc. on May 28, 2008.

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on May 28, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on April 29, 2008, as amended by Amendment No. 1 dated May 15, 2008, (the “Statement”), and relates to the offer by Padres Acquisition Corp. (“Offeror”), a Delaware corporation and wholly owned subsidiary of Boston Scientific Scimed, Inc. (“BSS”), a Minnesota corporation and wholly owned subsidiary of Boston Scientific Corporation (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, $0.001 par value per share, not owned by BSS of CryoCor, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.35 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer was made pursuant to the Agreement and Plan of Merger, dated as of April 15, 2008 (the “Merger Agreement”), by and among Offeror, BSS and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Interest in Securities of the Company.

Item 8 of the Statement is hereby amended and supplemented by adding the following text thereto:

“The offering period of the Offer terminated at 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (i.e., the end of the day on May, 27, 2008). In the Offer, an aggregate of approximately 11,615,925 Shares were validly tendered and not withdrawn, representing approximately 91.06% of the outstanding Shares.  Offeror has accepted for payment all tendered Shares.”

Item 11. Additional Information.

Item 11 of the Statement is hereby amended and supplemented by including the following:

“The offering period of the Offer terminated at 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (i.e., the end of the day on May, 27, 2008). In the Offer, an aggregate of approximately 11,615,925 Shares were validly tendered and not withdrawn, representing approximately 91.06% of the outstanding Shares.  Offeror has accepted for payment all tendered Shares.

Pursuant to the Merger Agreement, on May 28th, 2008, the Offeror merged with and into the Company, and the Company is now a wholly-owned subsidiary of BSS.”

Item 12. Exhibits.

       Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

      “(a)(5)(i)  Press Release issued on May 28, 2008.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PADRES ACQUISITION CORP.

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

BOSTON SCIENTIFIC SCIMED, INC.

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

BOSTON SCIENTIFIC CORPORATION

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Senior Vice President and
Deputy General Counsel

Dated May 28, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(i)	Press Release issued on May 28, 2008.